UNITED STATES                  SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION            0-49649
                             Washington, D.C. 20549
                                                                  CUSIP NUMBER
                                   FORM 12b-25                      728127101

                           NOTIFICATION OF LATE FILING


(Check One): [_] Form 10-K   [_] Form 20-F   [_] Form 11-K   [X] Form 10-Q
             [_] Form 10-D   [_] Form N-SAR  [_] Form N-CSR

     For Period Ended: June 30, 2005
                      --------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Playlogic Entertainment, Inc.
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Full Name of Registrant

Donar Enterprises, Inc.
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Former Name If Applicable

Concertgebouwplein 13 1071LL
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Address of Principal Executive Office (Street and Number)

Amsterdam, The Netherlands
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City, State and Zip Code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form 20-F,  Form 11-K or Form N-SAR, or Form N-CSR
     |         or portion  thereof will be filed on or before the 15th  calendar
     |         day following the prescribed  due date; or the subject  quarterly
     |         report or transition report on Form 10-Q or subject  distribution
     |         report  on Form  10-D,  or  portion  thereof  will be filed on or
     |         before the fifth  calendar day following the prescribed due date;
     |         and
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR or N-CSR the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On August 10, 2005, the Company re-engaged S. W. Hatfield, CPA ("SWHCPA") as its independent certified public accounting firm. SWHCPA had been the independent certified public accounting firm for Donar Enterprises Inc., the Company's predecessor ("Donar"). SWHCPA ceased being Donar's independent certified public accounting firm upon the consummation of the share exchange transaction between Donar and the shareholders of Playlogic International N.V. on June 30, 2005. From that date until SWHCPA was re-engaged by the Company on August 10, 2005, the Company did not have an independent certified public accounting firm. SWHCPA has not been able to review the Company's financial statements to be included in its Form 10-QSB by the date on which the Form 10-QSB is required to be filed. As a result, the Company is seeking the extension provided by filing this Form 12b-25 in order to allow SWHCPA to complete its review of the Company's financial statements. The Company is working diligently with SWHCPA to analyze and accurately report its financial results for the quarter ended June 30, 2005 and plans to file its quarterly report on Form 10-QSB as soon as practical. The Company expects that it will be able to complete the remaining work described above in time for the Company to file its Form 10-QSB for the quarter ended June 30, 2005 prior to the reporting deadline provided by such extension.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Willem M. Smit                    (011)      31-20-676-0304
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                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     Donar Enterprises, Inc. was incorporated in the State of Delaware in May 2001. Initially, its plan was to engage in the business of converting and filing registration statements, periodic reports and other forms of small to mid-sized companies with the U.S. Securities and Exchange Commission electronically through EDGAR. It had limited operations until June 30, 2005, when it entered into a share exchange agreement with the shareholders of Playlogic International N.V., a corporation formed under the laws of The Netherlands, that commenced business in 2002. Pursuant to this agreement, Playlogic International N.V. became the Company's wholly-owned subsidiary and now represents all of the Company's commercial operations. On August 1, 2005, the Company merged with a wholly owned subsidiary named Playlogic Entertainment, Inc., and in connection with such merger, the Company changed its name to Playlogic Entertainment, Inc. The earnings statement to be included in the Company's Form 10-QSB for the period ended June 30, 2005 will reflect the operations of Playlogic International N.V.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                          Playlogic Entertainment, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 15, 2005            By:  /s/ Willem M. Smit
    -------------------            ---------------------------------------------
                                   Willem M. Smit
                                   Chief Executive Officer